Exhibit 99.100

Blackstone Backed ISN Provides Certification
for Industrial Safety to SolarBank Subsidiary

●	ISNetworld® Certification is required by government agencies, large corporation and suppliers, providing access to new potential customers for SolarBank

●	ISN, backed by Blackstone, provides products and services for more than 75,000 contractors and suppliers around the world

Toronto, Ontario, December 27, 2023 — SolarBank Corporation (CSE: SUNN; OTCQX: SUUNF; FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that its wholly-owned United States subsidiary, Abundant Solar Power Inc. (“ASP”), has received ISNetworld® certification for industrial safety compliance from ISN, a global leader in contractor and supplier information management.

ISNetworld® is an online supplier management platform that helps companies manage supplier information, streamline the prequalification process, promote transparency and improve workplace safety. It includes a database for companies to discover contractors that already have proved compliance with safety requirements in industries, such as: Manufacturing, Mining, Utilities, Energy, Chemical and Pharmaceutical.

“ISNetworld certification means that ASP has an exemplary safety record, sound safety practices and necessary insurances for work in any customer environment,” said Dr. Richard Lu, President & CEO of SolarBank. “This certification opens to the door to an even larger base of customers as many government entities and major corporations require this certification. This is yet another example of SolarBank’s continued growth and I am very pleased with the achievement of the entire team.”

ASP has received ISNetworld® certification for:

·	Consultant

·	Engineering

·	General Contractor

·	Inspection

·	Instrumentation & Electrical

·	Other: Solar engineering, procurement and construction

ISNetworld® certification involves:

·	Collection and review of various Health, Safety, Environment and Quality (HSEQ) documents and information, such as written programs, work hours, incidents and injuries.

·	Collection and review of insurance and other procurement-related documents such as supplier certificates and Workers’ Compensation.

·	Tracking and completion of employee-level training, competencies and qualifications required to perform specified jobs.

·	Tracking and completion of audits and evaluation reports based on Hiring Client requirements.

ISN provides a world-class platform of data-driven products and services that help manage risk and strengthen relationships for over 750 Hiring Clients and more than 75,000 active contractors and suppliers around the world.

Over the past 20 years, ISN has become the global leader in contractor and supplier management services and created a network for industry thought leaders. With a team of more than 600 employees around the world, ISN supports customers in more than 85 countries from 13 global offices. In 2020, Blackstone announced a significant minority investment in ISN to help fuel ISN’s continued growth through product innovation and expansion into new markets and geographies. To learn more about ISN and ISNetworld®, visit https://www.isnetworld.com/en/contractor-management-solution.

Investor Relations Contract

The Company also announces that it has entered into an agreement with Think Ink Marketing Data & Email Services LLC (“Think Ink”) to provide public relations services in an effort to increase public awareness of the Company and its services and securities. Certain services to be provided by Think Ink are anticipated to include ‘investor relations activities’ under the policies of the Canadian Securities Exchange and applicable securities laws.

The agreement is for a 12 month term commencing December 27, 2023 with either party having the right to terminate upon 30 days written notice. The Company has budgeted up to US$350,000 for the marketing services of Think Ink, which include facilitating the creation and distribution of marketing materials, on-line banner and native ads, and social media investor marketing.

Think Ink is a California-based marketing firm established in 1991 that provides its customers with a complete range of marketing services that includes data appending, e-mail marketing and pay-per-click on-line banner/native ads and social media investor marketing. Think Ink helps its clients to reach a large network of potential investors. No stock options are being granted to Think Inc. under the terms of its engagement.

The contact information for Think Ink is Think Ink Marketing Data & Email Services LLC, 3308 W. Warner Ave., Santa Ana, California 92704; Phone: 888-808-2161; Email: info@thinkinkmarketing.com. Think Ink and its principals are arm’s length to the Company.

ABOUT SOLARBANK CORPORATION

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@abundantsolarenergy.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the megawatt capacity and expected power generation of solar projects; the acquisition of additional solar projects; the benefits of the ISN certification and potential future customers, and the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.